UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------


                                    Form 11-K

                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                      REPURCHASE SAVINGS AND SIMILAR PLANS
                        PERSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

   [X]                   ANNUAL REPORT PURSUANT TO SECTION
                      15(d) OF THE SECURITIES EXCHANGE ACT
                            OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 2005

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from ___________ to _________

                                  ------------

                           Commission file no. 1-14161

                                  ------------


                                 KeySpan Energy
                      401(k) Plan for Management Employees
                            (Full title of the Plan)

                               KeySpan Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                              One MetroTech Center

                             Brooklyn, NY 11201-3385

                     (Address of principal executive office)

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

TABLE OF CONTENTS
----------------------------------------------------------------------------------------------------------------------


                                                                                                                  Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                            1

FINANCIAL STATEMENTS:

   Statements of Assets Available for Benefits as of December 31, 2005 and 2004                                    2

   Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2005                      3

   Notes to Financial Statements as of December 31, 2005 and 2004 and for the Year Ended
     December 31, 2005                                                                                          4-11

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
     as of December 31, 2005                                                                                      12

SIGNATURES                                                                                                        13

EXHIBIT INDEX:

   Consent of Independent Registered Public Accounting Firm                                                       14





All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Review Committee and Participants of
KeySpan Energy 401(k) Plan for Management Employees:

We have audited the accompanying statements of assets available for benefits of KeySpan Energy 401(k) Plan for Management Employees (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
New York, New York
June 22, 2006


KEYSPAN ENERGY 401(K) PLAN FOR MANAGEMENT EMPLOYEES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

                                                                          2005                    2004
ASSETS:
Participant-directed investments                                    $ 527,683,246           $ 492,546,896
Nonparticipant-directed investments                                   130,789,234             127,938,127
            Total investments                                         658,472,480             620,485,023

RECEIVABLES:
Participant contributions                                                       -                  34,365
Employer contributions                                                          -                  12,696
            Total receivables                                                   -                  47,061

ASSETS AVAILABLE FOR BENEFITS                                       $ 658,472,480           $ 620,532,084
                                                                ===================     ===================



See notes to financial statements.

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005
---------------------------------------------------------------------

ADDITIONS:
Investment income (loss):
Net depreciation in fair value of investments           $ (3,822,852)
Interest                                                   5,156,311
Dividends                                                 23,622,033

                                                        -------------
Net investment income                                     24,955,492
                                                        -------------

Contributions:
Participants                                              28,200,982
Employer                                                  11,280,308
Rollovers                                                  4,524,475
                                                        -------------
Total Contributions                                       44,005,765
                                                        -------------

Other Additions:
Net assets transferred in from the Union Plan                965,060
                                                        -------------

Total Additions                                           69,926,317

DEDUCTIONS:
Benefits paid to participants                            (31,959,601)
Plan administration fees                                     (26,320)
                                                        -------------

Total Deductions                                         (31,985,921)

INCREASE IN ASSETS                                        37,940,396

ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year                                        620,532,084
                                                       -------------


End of Year                                            $ 658,472,480
                                                       =============





See notes to financial statements.

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of the KeySpan Energy 401(k) Plan for Management Employees (the "Plan") available to eligible employees of KeySpan Corporation (the "Company" or "KeySpan"), provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     General - The Plan was approved by the shareholders of the Company at the annual meeting of shareholders on February 3, 1983. The Plan provides for eligible employees of the Company and its selected subsidiaries to become participants of the Plan. In general, all management employees, as defined in the Plan Document, are eligible to participate in the Plan immediately upon hire. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The recordkeeper and custodian of the Plan is The Vanguard Group ("Vanguard") and the trustee of the Plan is the Vanguard Fiduciary Trust Company. The Vanguard Fiduciary Trust Company was appointed to act as the trustee under the Plan to receive and hold Company Common Stock and the investment of contributions in the other funds as described herein and in the Plan Document. Pursuant to a trust document executed by the Vanguard Fiduciary Trust Company, the trustee is subject to the same fiduciary responsibility to the Plan's participants as an independent trustee.

     Plan Amendments - Effective June 1, 2004, the Investment Review Committee (the "Committee") approved the addition of Seneca Upshur to the list of Participating Employers in the Plan. Prior service time for all Seneca Upshur employees was recognized for vesting purposes in the Plan.

     Effective March 1, 2005, the involuntary cash-out threshold was reduced from $5,000 to $1,000.

     During the 1st quarter of 2005, KeySpan divested of the following five subsidiaries:

       Subsidiary                             Date of Sale
       ----------                             ------------
       Granite State Plumbing                 January 14, 2005
       Northern Peabody                       January 18, 2005
       Delta, Inc.                            January 21, 2005
       Binsky and Synder, Inc.                January 31, 2005
       WDF Greene, Inc.                       February 11, 2005

     Employees under these subsidiaries are not eligible to contribute to the Plan as of the respective dates of sale. These employees are considered terminated participants and have the same distribution options that are available to other terminated employees. On February 16, 2005 the Committee was informed that the aforementioned subsidiaries would be removed from the participating employer list.

     On February 16, 2005, the Committee approved the adoption of ERISA section 404(c) for the mutual funds in KeySpan's 401(k) Plans. Section 404(c) of ERISA states that if a plan sponsor, such as KeySpan, gives participants a broad range of investment options from which to choose, the opportunity to exercise control over their accounts, and enough information to make informed investment decisions, then each participant becomes responsible for the success or failure of his or her own investment program.

     Contributions -All participants of the Plan may elect to have their compensation reduced by not less than 1% and no more than 50% (in multiples of 1%) and contributed to the Plan on the participants' behalf by the Company. Compensation may not be reduced by an amount greater than the limitation imposed by Section 402(g) of the Internal Revenue Code. Such contributions reduce the amount of the participants' salary subject to current Federal income tax and, subject to applicable laws, state and local income taxes. Such contributions are subject to Social Security taxes.

     All eligible employees contributing to the Plan will receive employer contributions and a 10% discount on the Company Common Stock on the first of the month following completion of three months of service. Additionally, all eligible employees will receive matching contributions in Company Common Stock and a 10% discount on Company Stock for such matching contributions regardless of where employees choose to invest their contributions. The match and discount amounts may be transferred out of Company Common Stock immediately. There are no holding periods or restrictions with respect to Company Common Stock. All other contributions are participant-directed.

     Effective January 1, 2002, the entire portion of a participant's pre-tax, after-tax, matching, employer non-elective, rollover, and discount employer contribution accounts that are invested in the Company Common Stock shall be deemed part of the Employee Stock Ownership Plan ("ESOP").

     All contributions under the Plan are held in a trust fund with a trustee who is appointed by the Committee and the Board of Directors. The Committee is also the administrative committee of the Plan. The Plan makes available the funds in which participants may invest. Such investment options may be changed from time to time.

     Rollover Contributions - If a participant of the Plan receives a lump sum distribution from a qualified savings or profit sharing plan of a previous employer, a "rollover" contribution by the participant of the amount of the lump-sum distribution may be made to the Plan.

     Participant Accounts - Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and discount on Company Common Stock, if applicable, and allocations of (1) Company discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. A participant's benefit is distributed from the participant's vested account as provided in the Plan Document.

     Vesting and Forfeitures - Participants will be 100% vested in employer match and discount contributions on the earlier to occur of (i) the participant's completion of three (3) years of service with the Company,
     (ii) the participant's retirement from the Company at age fifty-five or older, (iii) the death of the participant (iv) the disability of the participant if the participant is receiving disability benefits under Title II of the Social Security Act or (v) the termination or partial termination of the Plan. A participant will be 100% vested immediately in his or her deferred cash contributions, rollover/transfer contributions, and earnings thereon, if any. If a participant does not vest, such participant will forfeit the match and discount, and any earnings thereon into a forfeiture account, which is maintained by Vanguard.

     On December 31, 2005 and 2004, forfeited non-vested accounts totaled $817,230 and $719,212 respectively. These accounts will be used to reduce future employer contributions and pay Plan administration expenses. During the year ended December 31, 2005, employer contributions were reduced by $2,559 from forfeited non-vested accounts.

     Investments - All eligible employees have an opportunity to acquire shares of Company Common Stock ($.01 par value) at a 10% discount. In addition to Company Common Stock, participants may invest in other investment options (collectively, the "Funds").

     At the direction of the participants, Plan assets are invested in the KeySpan Common Stock Fund, and/or one or more of the following funds, namely: Vanguard Windsor Fund, Vanguard 500 Index Fund, Vanguard Retirement Savings Trust V, Vanguard Explorer Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard Windsor II Fund, Vanguard PRIMECAP Fund, Vanguard International Growth Fund, Vanguard Total Bond Market Index Fund, Vanguard Mid-Cap Index Fund, and American Funds Growth Fund of America, Class R-5 Shares. Participants should refer to the applicable Fund's prospectus for a complete description of each of the Funds.

     On May 21, 2004, The Committee approved the removal of Vanguard U.S. Growth Fund, the addition of American Funds Growth Fund of America, Class R-5 ("American Funds Growth Fund of America") and the Vanguard Mid-Cap Index Fund. Beginning August 20, 2004, no new contributions or transfers into Vanguard U.S. Growth Fund were permitted. Participant contribution allocations to Vanguard U.S. Growth Fund were redirected to American Funds Growth Fund of America. Participants were given 90 days to transfer their Vanguard U.S. Growth Fund balances into other funds in the Plan otherwise all remaining balances would automatically be transferred to American Funds Growth Fund of America.

     On November 19, 2004, remaining Vanguard U.S. Growth Fund balances of $5,955,684 were transferred to American Funds Growth Fund of America.

     The Vanguard Mid-Cap Index was added as an investment option to the Plan to complement the existing fund options.

     On January 20, 2005 all participant balances in Vanguard Retirement Savings Trust, with an expense ratio of 0.30%, were transferred to Vanguard Retirement Savings Trust V, which offers an expense ratio of 0.25%. The two funds hold identical investments.

     Liquidation of Funds - During 2004, in an effort to allow participants greater investment flexibility, the Preferred Stock and Substock funds in the Plan were liquidated. Proceeds paid to participants were transferred from the respective funds to the Vanguard Retirement Savings Trust. The funds were immediately eligible to be transferred to other funds in the Plan. Details regarding the two liquidations are below.

     Preferred Stock Fund
     --------------------
     On June 30, 2004, KeySpan's Board of Directors authorized the redemption of all of the outstanding shares of Preferred Stock Series A partially held by the Plan in the Preferred Stock Fund.

     On July 29, 2004, the Preferred Stock Fund was liquidated. At the time of redemption, 2,601 participants held 32,114 shares. Each participant who held shares of the preferred stock received the par value of $100 per share plus a 2% premium for a total of $102 per share. The total redemption amount was $3,275,582, which included a premium of $64,228. KeySpan paid accrued dividends through July 29, 2004 of $79,749 ($2.4833 per share).

     Sub-Stock Fund
     --------------
     On June 29, 2004, The Board of Directors of KeySpan Corporation authorized the repurchase of all outstanding shares of the subsidiary stock held by the Plan that were currently allocated to Plan participants. There were 502,169 allocated shares held in the KeySpan Sub-Stock fund with a fair market value of $1,027,131.

     On October 15, 2004, the Sub-Stock fund was liquidated and the Plan received total proceeds of $1,350,003 based on an independent third party appraisal of the value of the allocated Sub-Stock and the cash contribution made to the Plan. These proceeds were distributed amongst 1,338 active employees.

     Participant Loans - Participants may borrow a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participants' account balance from the Plan (only employee deferred cash contributions, rollover/transfer contributions and earnings thereon are used to determine the maximum loan amount that can be taken). Currently, no more than two loans are allowed outstanding at the same time per participant. General purpose loans are payable over a period not to exceed five years, and bear interest at the prime rate plus 1% (the prime rate at the time the loan is requested) as described in the Plan Document. Currently, participants may also amortize a loan for the purchase of their primary residence over a fifteen-year period, which also bears interest at the prime rate plus 1%. The loans are secured by the participants' interest in the Plan.

     Payment of Benefits - Upon termination of service, a participant or eligible beneficiary whose account balance is greater than $1,000, may elect to leave their balance in the Plan, receive a lump-sum amount equal to the value of the participant's vested account, elect to receive annual installments or a partial distribution, or roll over their balance to an Individual Retirement Account or another qualified plan.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Risks and Uncertainties - The Plan provides for various investment options. The Plan's mutual funds invest in various securities including U.S. Government securities, corporate debt instruments and corporate stocks.
     Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.


     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted closing market prices, which represent the net asset value of shares held by the Plan on the last business day of the year.

     Purchases  and sales of  securities  are  recorded on a  trade-date  basis.
     Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

     Participant loans are valued at outstanding loan balances

     Management fees and operating expenses are charged to Plan participants and are reflected as a reduction of investment return in the mutual funds. Such management fees and operating expenses are deducted from income earned on a daily basis.

     Valuation of Investments (Securities with No Quoted Market Prices) - Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at that fair value. The estimated fair value of the KeySpan Common Stock Fund is the quoted market price of the Company's common stock. The KeySpan Common Stock fund is divided into fund units. Each unit represents a portion of ownership in the fund and consists primarily of shares of Company Common Stock and a small cash balance so that transactions can be processed daily. The KeySpan Preferred Stock was not publicly traded, and was recorded at par value of $100 and paid a 6% dividend semi-annually. Fair value of the common collective trust has been estimated by Vanguard based on the underlying assets of the portfolio.

     Administrative Expenses - Expenses for the administration of the Plan are paid for by either the Plan Sponsor or the Plan as stated in the Plan Document. KeySpan and its subsidiaries are allocated for their expenses related to administration of the Plan as well as matching contributions and discount on Company Common Stock.

     Payment of Benefits - Benefits to participants are recorded when paid. There have been no amounts accrued but not yet paid as of December 31, 2005.

3.   INVESTMENTS

     The following investments represent 5% of more of the Plan's assets available as of December 31, 2005 and 2004:



                                                                             2005                  2004
      KeySpan Stock Fund -
         *KeySpan Common Stock Fund, 3,679,022
         and 3,256,252 units, respectively**                              $130,789,234          $127,938,127

      Common and Collective Trust -
         Vanguard Retirement Savings Trust V,
         112,896,185 and 110,935,142 shares,
         respectively**                                                    112,896,185           110,935,142

      Mutual Funds:
         Vanguard PRIMECAP Fund, 1,529,644 and
         1,572,250 shares, respectively**                                   99,901,073            97,951,182
         Vanguard 500 Index Fund, 435,416 and
         449,286 shares, respectively**                                     50,038,058            50,158,311
         Vanguard Windsor Fund, 2,800,609 and
         2,664,050 shares, respectively**                                   48,030,447            48,139,390
         Vanguard Windsor Fund II, 1,603,073 and
         1,438,508 shares, respectively**                                   50,224,287            44,205,357
         Vanguard Explorer Fund, 475,925 and 449,657
          shares, respectively**                                            35,746,724            33,530,945

*    Non-participant directed

**   Permitted party-in-interest

     During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($3,822,852) as follows:


KeySpan Common Stock                                               ($13,014,342)
American Funds Growth Fund of America                                 1,141,913
Vanguard PRIMECAP Fund                                                4,461,573
Vanguard 500 Index Fund                                               1,448,623
Vanguard Windsor Fund                                                (2,358,188)
Vanguard Windsor II Fund                                                847,241
Vanguard Total Bond Market Index Fund                                  (632,577)
Vanguard LifeStrategy Moderate Growth Fund                              863,864
Vanguard Explorer Fund                                                  215,162
Vanguard International Growth Fund                                    1,656,422
Vanguard LifeStrategy Growth Fund                                       501,417
Vanguard LifeStrategy Conservative Growth Fund                          117,570
Vanguard Mid-Cap Index Fund                                             928,470
                                                             -------------------

Net depreciation in fair value of investments                       ($3,822,852)
                                                             ===================

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the assets as of December 31, 2005 and 2004 and the significant components of changes in assets for the year ended December 31, 2005 relating to the non participant-directed investments is as follows:


                                                                                     2005
        KeySpan Common Stock fund - beginning of year:                            $127,938,127

        Changes in assets:
           Net depreciation in fair value of investment                           (13,014,342)
           Dividend income                                                           6,178,430
           Employer contributions                                                   11,293,005
           Participant contributions                                                12,982,800
           Participant loan repayments                                               2,535,225
           Net assets transferred                                                      558,819
           Benefits paid to participants                                           (5,524,485)
           Participant loan withdrawals                                            (1,041,172)
           Transfers to participant-directed investments                          (11,117,173)
                                                                         ----------------------

        Net change                                                                   2,851,107
                                                                         ----------------------


        KeySpan Common Stock fund - end of year:                                  $130,789,234
                                                                         ======================


5.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Plan administrator by a letter dated January 5, 2003, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   EXEMPT PARTY-IN-INTEREST TRANSACTIONS

     Certain Plan investments are shares of mutual funds and a common and collective trust managed by the asset custodian, trustee, and recordkeeper, the Vanguard Group, as defined by the Plan and therefore these transactions qualify as exempt party-in-interest transactions. Fees paid for investment management services are charged to Plan participants and were included as a reduction of the return earned on each fund. The Plan's transactions involving Company Common Stock are also party-in-interest transactions. Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of ERISA.

     At December 31, 2005 and 2004, the Plan held 3,679,022 and 3,256,252 units, respectively, of KeySpan Common Stock, the sponsoring employer, with a cost basis of $122,548,236 and $105,037,656, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of $6,178,430.

7.   PLAN TERMINATION

     Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.


8.   SUBSEQUENT EVENTS

     On September 22, 2005, KeySpan Board of Directors approved an amendment to the Plan, effective January 1, 2006, allowing participants to invest Company match into any of the funds available in the Plan. Prior to this amendment, company match was initially invested in the KeySpan Common Stock Fund.

     Effective January 1, 2006, the Plan adopted all relevant provisions of the IRS regulations applicable for 401(k) plans that were amended and restated effective December 29, 2004. This restatement is generally applies for the plan year commencing January 1, 2006.

     On February 25, 2006, KeySpan entered into an Agreement and Plan of Merger (the "Merger Agreement"), with National Grid PLC, a public limited company incorporated under the laws of England and Wales ("Parent") and National Grid USA, Inc., a New York Corporation ("Merger Sub"), pursuant to which Merger Sub will merge with and into KeySpan (the "Merger"), with KeySpan continuing as the surviving company. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of common stock, par value $0.01 per share of KeySpan (the "Shares"), other than shares owned by KeySpan, shall be canceled and shall be converted into the right to receive $42.00 in cash, without interest.

     Consummation of the Merger is subject to various closing conditions, including but not limited to the satisfaction or waiver of conditions regarding the receipt of requisite regulatory approvals and the adoption of the Merger Agreement by the stockholders of KeySpan and the Parent. Assuming receipt or waiver of the foregoing, it is currently anticipated that the Merger will be consummated in early 2007. However, no assurance can be given that the Merger will occur, or, the timing of its completion.

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005
------------------------------------------------------------------------------------------------------------------------------------

                                                 (c) Description of Investment, Including
        (b) Identity of Issue, Borrower,             Maturity Date, Rate of Interest,                                  (e) Current
            Lessor or Similar Party                  Collateral, Par or Maturity Value    (d) Cost         Shares           Value
(a)
*   KeySpan Common Stock Fund                             Common Stock                 $ 122,548,236      3,679,022   $ 130,789,234
    American Funds Growth Fund of America                 Mutual Fund                     **                374,536      11,554,438

    Vanguard Funds:
*   Vanguard Retirement Savings Trust V                   Common Collective Trust         **            112,896,185     112,896,185
*   Vanguard PRIMECAP Fund                                Mutual Fund                     **              1,529,644      99,901,073
*   Vanguard 500 Index Fund                               Mutual Fund                     **                435,416      50,038,058
*   Vanguard Windsor Fund                                 Mutual Fund                     **              2,800,609      48,030,447
*   Vanguard Windsor II Fund                              Mutual Fund                     **              1,603,073      50,224,287
*   Vanguard Total Bond Market Index Fund                 Mutual Fund                     **              3,070,559      30,889,825
*   Vanguard LifeStrategy Moderate Growth Fund            Mutual Fund                     **              1,551,836      28,662,408
*   Vanguard Explorer Fund                                Mutual Fund                     **                475,925      35,746,724
*   Vanguard International Growth Fund                    Mutual Fund                     **                867,672      18,221,111
*   Vanguard LifeStrategy Growth Fund                     Mutual Fund                     **                543,963      11,423,225
*   Vanguard LifeStrategy Conservative Growth Fund        Mutual Fund                     **                530,925       8,224,026
*   Vanguard Mid-Cap Index Fund                           Mutual Fund                     **                616,821      10,874,561
                                                                                                                       ------------
                                                                                                                        647,475,602

*   Participant loans receivable                          Participant loans (maturing                                    10,996,878
                                                          2006 to 2020 at interest        **                           -------------
                                                          rates of 5% to 10.5%)
    Total                                                                                                             $ 658,472,480
                                                                                                                       =============

*    Permitted party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Review Committee (the Plan Fiduciaries) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              KeySpan Energy 401(k) Plan for
                              Management Employees





                              BY:/s/Michael J. Taunton
                                 --------------------------------------
                                    Michael J. Taunton
                                    Senior Vice President and Treasurer
                                    KeySpan Corporation








                                    Date:  June 22, 2006






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